Form C

Cover Page

Name of issuer:

AgWiki, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of incorporation/organization: DE

Date of organization: May 1, 2015

Physical address of issuer:

Headquarters

19 North Main, Suite B
Perryville, MO 63775
United States

Website of issuer:

https://agwiki.com

Name of intermediary through which the offering will be conducted:

Fundify Portal, LLC

CIK number of intermediary:

1788777

CRD number, if applicable, of intermediary:

306519

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

Issuer has entered into a Listing Agreement with Fundify Portal, LLC to pay a success fee consisting of a 7.5% (seven and one-half percent) based on the dollar amount of securities sold in the Offering. This fee is to be paid upon disbursement of funds from Issuer's Fund America escrow account at the time of a closing, based on the Issuer achieving at least the target raise

amount as specified in the Offering. The fee will be paid in cash and in securities of the Issuer under the same exact terms as those offered to the general public in the Offering. The percentage of the split between cash and securities is typically 6.0% in cash and 1.5% in securities, subject to negotiation and as specified in the Listing Agreement.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

Not applicable

Type of security offered:

Common Stock

If Other, describe the security offered:

No answer provided

Target number of securities to be offered:

200,000

Price:

$0.05

Target offering amount:

$10,000

Oversubscriptions accepted:

Yes

If yes, disclose how oversubscriptions will be allocated:

First-come, first-served basis

Maximum offering amount (if different from target offering amount):

$413,146

Deadline to reach the target offering amount:

October 31, 2022 at 22:59:59 CDT

Current number of employees:

11

Company financials:

	Most recent fiscal year	Prior fiscal year
Total Assets	$3,066	$567
Cash & Cash Equivalents	$3,066	$567
Accounts Receivable	$0	$0

	Most recent fiscal year	Prior fiscal year
Short-term Debt	$160,827	$67,779
Long-term Debt	$73,534	$122,192
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(41,949)	$(46,316)

Select the jurisdictions in which the issuer intends to offer the securities:

☑ Alabama	☑ Kentucky	☑ North Dakota
☑ Alaska	☑ Louisiana	☑ Ohio
☑ Arizona	☑ Maine	☑ Oklahoma
☑ Arkansas	☑ Maryland	☑ Oregon
☑ California	☑ Massachusetts	☑ Pennsylvania
☑ Colorado	☑ Michigan	☑ Rhode Island
☑ Connecticut	☑ Minnesota	☑ South Carolina
☑ Delaware	☑ Mississippi	☑ South Dakota
☑ District Of Columbia	☑ Missouri	☑ Tennessee
☑ Florida	☑ Montana	☑ Texas
☑ Georgia	☑ Nebraska	☑ Utah
☑ Hawaii	☑ Nevada	☑ Vermont
☑ Idaho	☑ New Hampshire	☑ Virginia
☑ Illinois	☑ New Jersey	☑ Washington
☑ Indiana	☑ New Mexico	☑ West Virginia
☑ Iowa	☑ New York	☑ Wisconsin
☑ Kansas	☑ North Carolina	☑ Wyoming

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the

circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

AgWiki, Inc.

COMPANY ELIGIBILITY

2. Check this box to certify that all of the following statements are true for the issuer.:

 Yes

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

> **Instructions:**
>
> If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?:

No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.:

Director Name	Principal Occupation	Year Joined as Director	Status

John LaRose Sr	Chairman of the Baord / CFO	May 1, 2015	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chairman of the Board / CFO	Corprate Leadership / Financial Leadership	May 1, 2015	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Same	Same	Same	Same	May 1, 2015	

Director Name John LaRose Jr.	Principal Occupation Leadership AgWiki	Year Joined as Director May 1, 2015	Status Full Time

Previous positions

Position	Responsibilities	Start date	End date
Vice Chairman of the Board / President	Board member / Sr Leadership	May 1, 2015	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
MidAmerica Farm Publications, Inc	President / Publisher	Leadership	Publishing	December 1, 2002	

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.:

Officer Name	Title	Date Joined	Status
John LaRose Sr	Chairman of the Board / CFO	May 1, 2015	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Chairman of the Board / CFO	Corprate Leadership / Financial Leadership	May 1, 2015	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
Same	Same	Same	Same	May 1, 2015	

Officer Name	Title	Date Joined	Status
Randy Krotz	Chief Executive Officer	June 19, 2018	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Cheif Excitive Officer	Leadership of day to day operation of tech & team	June 19, 2018	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
US Farmers and Ranchers	CEO	CEO	U.S. Farmers & Ranchers in Action (USFRA) represents farmer- and rancher-led organizations	May 1, 2012	May 1, 2018

Officer Name	Title	Date Joined	Status
John LaRose Jr.	Vice Chairman of the Board / President	May 1, 2015	Full Time

Previous positions

Position	Responsibilities	Start date	End date
Vice Chairman of the Board / President	Board member / Sr Leadership	May 1, 2015	

Business experience

Employer	Position	Responsibilities	Employer's Principal Business	Start date	End date
MidAmerica Farm Publications, Inc	President / Publisher	Leadership	Publishing	December 1, 2002	

Instructions:

For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.:

Name	No. and Class of Securities now Held	% of Voting Power Prior to Offering
John LaRose Sr	175,000,000 shares of the company's securities which consist of 125,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock.	48%
John LaRose Jr.	175,000,000 shares of the company's securities which consist of 125,000,000 shares of Class A Common Stock and 50,000,000 shares of Class B Common Stock.	48%

Instructions:

he above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.:

Company Overview

AgWiki is a website with a global audience where those interested in producing food can learn, provide, discuss the numerous challenges that exist in producing safe, abundant, sustainable, and nutritious food. AgWiki connects a global community of farmers, gardeners, researchers, and nutritionists working together to discover and share solutions to food sustainability, hunger, and climate change through social engagement. Connecting the worldwide food industry to share information, aid in education, and build relationships will have a long-term benefit on the challenges facing food production. Over 500 million family farms manage most of the world's agricultural land and produce most of the world's food. Our goal is to connect farmers and ranchers, and other food producers to allow information regarding plant and animal production to be shared by all those growing food and addressing nutrition.

The business model for the company is based on generating revenue from user fees of varying levels and advertising, as well as marketing trending and research data to interested parties. AgWiki.com currently exists online as a product that offers some, but not all of the tools that will ultimately be available to users. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed in order to offer tools that will be valued by many in agriculture.

Current Development

AgWiki.com currently exists online as a product that offers some tools that will ultimately be available to users and resembles how the final product will operate and the overall user experience. The site is well beyond the "minimal viable product" stage, though it lacks some functionality that needs to be built or completed to offer tools that will be valued by many in agriculture.

Features that currently exist include: creating a profile, selecting which topics you would like to follow, checking your local weather, commodity pricing, following and messaging other users,

creating or joining a group, and posting content. Future improvements and tools targeted for launch in the 2nd quarter of 2022 include a library for every user to store research, agronomic information, etc. Also, our most extensive tool to develop and roll out is related to education. Near-term planning is underway to launch a multi-language educational platform to foster the sharing of information from continent to continent. We met the initial goal of launching a preliminary education platform in 2021. We are now working with cooperators around the globe to secure additional information that will be valued by many of those growing and raising food. Our goal is to roll out phase 2 of the educational platform by the end of the second quarter of 2022.

Our beta testing process is constantly evolving as we seek to introduce new aspects of AgWiki that impact specific features like enrollment, bookmarking content, and sharing information on other social sites to bring on more users. Though the current system does have some ads within the main feed and news page, our advertising and sponsorship placements will change substantially as we launch advancements in the Group and Commodity sections of AgWiki in the coming fiscal year.

Future RoadMap

Near-term key milestones for AgWiki evolve around three ongoing developments that are moving forward simultaneously. Each initiative is crucial to the other, and each will greatly benefit from an increase in revenue.

Further operational/technical development of AgWiki - advancing existing tools on AgWiki and developing and launching new concepts. -- Our goal is to develop and launch global commodity and weather sections within AgWiki. Farmers' requirements for weather and grain/livestock/produce price information vary significantly from the average person. Also, timely weather information is perhaps no more crucial to any industry. As current tools at AgWiki are enhanced, and others are developed, our ability to align with target user interests will heighten. An example is to offer a state-of-the-art Group capability allowing farmers and researchers to be targeted with the information they share, benefiting all those participating.

Marketing to our target users -- our marketing plan includes using current social media and traditional media as core elements of growing awareness of AgWiki. Within the agricultural sector, we will have unpaid and paid placements announcing our site domestically and internationally. We will further optimize our marketing and sales efforts by leveraging lead generations from paid traffic from existing social and agricultural/food websites.

Growing our user base - Reaching 500K users by the end of 2023 is a key goal and will be driven by four core components currently outlined within our strategic plan. First, though AgWiki is an active website, there has not been a public launch. Our calculation is once the agricultural public is aware the site exists, organic growth will be responsible for a portion of the increase each year. In other words, approximately 5 percent of the users will join AgWiki for reasons other than our core programs. Actively promoting the Group function within the platform will allow the targeting of
millions of potential users. Farm, commodity, and youth organizations account for thousands of possible Groups. The American Farm Bureau, the National Corn Growers Association, the

National Cattlemen's Association, FFA, 4-H all have local, state, and national chapters. Similar organizations exist all over the world. As a percentage, Group development will be crucial to the growth of AgWiki, with 80 percent of our total projected users joining the site for the purpose in 2023. There are more than 5 million agriculturists that are potential Group participants. We are estimating between 5-8 percent will initially join AgWiki. The Educational component of AgWiki is where changes in current agricultural

practices are most likely to occur. Aiding farm and food experts in sharing their research and information with food producers worldwide is essential and will drive the growth of AgWiki. Climate change impacts all farmers and ranchers, so sharing information and building relationships will assist in managing many challenges -- globally our goal is 45K users in 2023, representing 10 percent of our user base. The final component in our strategic plan is a Global Initiative. Raising awareness of the platform will be addressed in part by working with government food and farm organizations around the world. As our motto states, we are working to address food problems, including hunger and food security. AgWiki has relationships that will enable partnerships with the Food and Agriculture Organization of the United Nations and numerous other continent and country-specific organizations. In 2023, we estimate that 25K smallholder farms around the globe will become part of AgWiki. Independent from digital marketing efforts, the AgWiki team will utilize personal and professional relationships across the industry to bring groups of farmers and ranchers on board. Examples include grower associations at the state, national, and global levels in the area of Beef Cattle, Corn, Rice, Pork, Fruit and Vegetables, Wine, Sheep, Hay, Equine, etc. Also, outreach is planned to farm and ranch youth organizations like FFA and 4-H with membership exceeding 5 million.
The plan for AgWiki is to continue with its current operating system for the coming months. After user numbers increase significantly and our requirements expand in other areas, AgWikI will be migrated over to a Java system, integrating with other software to meet the site's demands.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Risk Factors
The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as wen as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class A Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think our product is a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are

valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class A Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, a trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the agricultural technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class A Common Stock in the amount of up to $413,146 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could

adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financing in the future, which may reduce the value of your investment in the Class A Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences. and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class A Common Stock. In addition, if we need to raise more equity capital from the sale of Class A Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. A significant portion of the revenue generated will be used to further develop the site and corresponding apps, as well as heighten the marketing of AgWiki to potential users.

Projections; Forward-Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for global online agricultural collaboration. Our revenues are therefore dependent upon the market for such services.

Some of our products are still in the prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release certain features of the product would be the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the

Company and its stockholders.

Minority Holder; Securities with Voting Rights
The Class A Common Stock that you are buying has voting rights attached to them. However, you are granting the right to vote by proxy, to the Vice-Chairman and his or her successor. The Company principals control over 90% of the voting power of the Company's securities, so you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being valued less because later investors might get better terms.

This offering involves "rolling closings", which may mean earlier investors may not have the benefit of information that later investors have
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC. and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than they currently are. It is possible that our products will fail to gain market acceptance for any

number of reasons. If the products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We are an early-stage company and have not yet generated any profits
AgWiki, Inc., originally Ag World Today, was formed on May 1, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. The Company's financials include a statement that the Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

We are an early-stage company and have limited revenue and operating history
The Company has a short history and effectively no revenue. If you are investing in this company, it's because you think that the Company's products and services are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property, The Company owns certain trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approvals that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may negatively impact the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights, and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and

distribution. It is possible that some of these third parties will fail to perform their services or win perform them in an unacceptable manner. It is possible that we will experience delays. defects. errors, or other problems 'with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in the Company's services or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our backup technology. Any disruptions of services or cyber-attacks either on our technology provider or on the Company could harm our reputation and materially negatively impact our financial condition and business.

> **Instructions:**
>
> Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified. Add additional lines and number as appropriate.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?:

Near term key milestones for AgWiki evolve around three ongoing developments that are moving forward simultaneously. Each initiative is crucial to the other, and each will greatly benefit from an increase in revenue.

Further operational/technical development of AgWiki - advancing existing tools on AgWiki and developing and launching new concepts. -- Our goal is to develop and launch global commodity and weather sections within AgWiki. Farmers' requirements for weather and grain/livestock/produce price information varies significantly from the average person. Also, timely weather information is perhaps no more crucial to any industry. As current tools AgWiki are enhanced, and others are developed, our ability to align with target user interests will heighten. An example is to offer a state- of-the-art Group capability allowing farmers and researchers to be targeted with the information they share, benefiting all those participating.

Marketing to our target users -- our marketing plan includes using current social media and traditional media as core elements of growing awareness of AgWiki. Within the agricultural

sector, we will have unpaid and paid placements announcing our site domestically and internationally. We will further optimize our marketing and sales efforts by leveraging lead generations from paid traffic from existing social and agricultural/food web sites.

Growing our user base - Independent from digital marketing efforts, the AgWiki team will utilize personal and professional relationships across the industry to bring groups of farmers and ranchers on board. Examples include grower associations at the state, national, and global levels in the area of Beef Cattle, Corn, Rice, Pork, Fruit and Vegetable, Wine, Sheep, Hay, Equine, etc. Also, outreach is planned to farm and ranch youth organizations like FFA and 4-H with membership exceeding 5 million.

The plan for AgWiki is to continue with its current operating system for the coming months. After user numbers increase significantly and our requirements expand in other areas, AgWikI will be migrated over to a Java system, integrating with other software to meet the site's demands.

10. How does the issuer intend to use the proceeds of this offering?:

If we raise the minimum Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

Fundify Platform Fees
7.5%

Marketing
20.5%
AgWiki would use 20% of the minimum funding to raise awareness of the organization directly to potential users.

Research & Development
72.0%

A core goal for AgWiki is to further the development of our current platform. Our focus would be to develop and launch the education widget on the site, as our research indicates that it will bring agriculture experts to AgWiki

If we raise our allotment amount of $413,146.00, we plan to use these proceeds as follows:

Fundify Platform Fees
7.5%

Company Employment
20.0%
Current employees would receive 20% of funds due to not receiving any income over the past 3 years (Deferred Compensation)

Marketing

31.0%

All aspects of user outreach and customer acquisition and marketing/advertising are included in this percentage.

Research & Development

41.5%

AgWiki will be advanced to the next generation software within Java software language and Apple and Google Play apps will be created.

> **Instructions:**
>
> An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Fundify is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?:

   AgWiki will be using KoreConX to distribute stock to new investors.

12. How can an investor cancel an investment commitment?:

   NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

   The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

   If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

   If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered:

Terms:
Equity

Offering Minimum: $10,000.00 | 200,000 shares of Class A Common Stock Offering Maximum: $413,146.00 | 8,262,920 shares of Class A Common Stock Type of Security Offered: Class A Common Stock

Purchase Price of Security Offered: $0.05

Minimum Investment Amount (per investor): $100.00

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and

on behalf of the Subscriber, (1) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency,

and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

14. Do the securities offered have voting rights?:

Yes

15. Are there any limitations on any voting or other rights identified above?:

Yes

16. How may the terms of the securities being offered be modified?:

The terms of the securities being offered may be modified by the vote or written consent of holders holding at least a majority of the votes represented by all outstanding shares of capital stock of the issuer entitled to vote.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;

2. to an accredited investor;

3. as part of an offering registered with the U.S. Securities and Exchange Commission; or

4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D,

or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.:

There are also outstanding shares of Class B Common Stock of the issuer. Each share of Class B Common Stock is entitled to ten (10) votes. Class B Common Stock is pari passu with Class A Common Stock with respect to dividend and liquidation preferences.

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint, the Vice Chairman of the Company (the "Vice-Chairman"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (1) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the Vice-Chairman determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the Vice-Chairman for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency,

and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?:

Holders of Class B Common Stock control sufficient voting power to modify the rights of Class A Common Stock.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?:

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?:

The principal stockholders control sufficient voting power to modify the rights of Class A Common Stock.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.:

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.
In the future, the Company may value its securities through third-party valuation services for compliance with Section 409A of the Internal Revenue Code.
Additionally, the Company may reach agreement with outside investors as to the valuation of the Company and its securities.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?:

As purchasers of the securities will hold a minority position in the Company, it is possible that holders of a majority of the voting power of the Company could modify the rights, privileges, and preferences of the purchasers over the vote of the purchasers.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?:

If the Company issues additional securities, the purchasers could be diluted by such additional securities, and such additional securities could have seniority over the securities held by the purchasers with respect to dividend or liquidation preferences.
Because the purchasers have a minority position in the Company, the majority holders could decide to sell the Company, or all or substantially all of its assets, without the consent of the purchasers. Such corporate transactions could result in an unfavorable outcome for the purchasers.

24. Describe the material terms of any indebtedness of the issuer:

These loans/related party transactions are duplicate in section 31 of this document

Indebtedness

Creditor: Mr. John M. LaRose Sr
Relationship to Company: Director and Officer

Amount Owed: $71,350.00 Interest Rate: 4.0%

From December 29, 2015, through May 2, 2016, the company entered into 3 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $71,350. The

loans bear an interest rate of 4% per annum and the repayment of the loans is on-demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $71,350.

Creditor: Mr. John M. LaRose Sr.
Relationship to Company: Director and Officer

Amount Owed: $99,500.00 Interest Rate: 8.0%

From June 1, 2016, through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on-demand 4 years after the issuance date of each loan agreement, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $99,500.

Creditor: Mr. John M. LaRose Sr.
Relationship to Company: Director and Officer

Amount Owed: $33,000.00 Interest Rate: 8.0%

From January 23, 2020, through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annul and the repayment of the loans is on-demand 12 months from the issuance date of each loan agreement, and if not paid, interest shall become part of the principal.

All notes will be extended at original interest rates. When financial resources become available, loans will be resolved. Financial resources will begin to be generated by the beginning of the 4th quarter 2022. Specifically, those funds will come from user fees and advertisers. The site will currently support advertisers, however, our ability to collect user fees is not currently a fully tested function.

> **Instructions:**
>
> Name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?:

The Company conducted, in 2020-2021, another offering pursuant to Regulation Crowdfunding which raised $121,853.39 through the sale of 2,718,752 shares of Class A Common Stock.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the

preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;

2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;

3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;

4. or (4) any immediate family member of any of the foregoing persons.

Yes

Instructions:

The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

Financial Condition of the issuer

27. Does the issuer have an operating history?:

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations:

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events

may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

The Company is pre-revenue and has been in the development stage since its inception. The original build-out of the company's platform did not meet the long-term requirements necessary for speed and flexibility. As the technology for social media platforms evolved beyond the capability of its original product, the company built a new product utilizing software that allows for flexibility and growth and includes a new design.

The Company's management is positive about the Company's prospects and does not think that the current historical results and cash flows are representative of what to expect in the future. The company is very close to coming out of its development stage and management is putting in place strategies that are projected to lead the company to generate revenue in the next 6 to 9 months. The Company will implement a phased-in approach to collecting a varying monthly fee based on the level of a user's participation. Additionally, it plans to add advertisers to the main feed and collect a fee for sponsoring specific Groups. The Company elected to wait until reaching 10,000 registered users before selling ad space and is expecting to begin selling advertising space at any time in the next six months. There are currently 3,000+ registered users on the Company's platform, and the number continues to grow even before the Company has had a major launch of the platform to the agricultural community.

Management also thinks that the Company's competitive advantages of its leadership team's knowledge of the global ag industry, the lack of direct competitors in the industry, the engagement of farmers, researchers, and other experts as thought/community leaders that have topic expertise are helping the company to continue to grow, build traction and position itself as a leader in its industry.

In light of all of the above, the company is confident it will gain market shares, start generating sales and possibly turn around its losses and be profitable in future years.

Cost of Sales

As mentioned above, the Company is pre-revenue, thus there is no cost of sales.

Expenses

The Company's expenses consist of, among other things, payroll expenses, advertising, and marketing, web hosting, outside services contractors, independent contractors, travel expenses, rent expenses... etc

Total operating expenses also went from $38,160 in 2019 to $30,560 in 2020, the decrease was mainly due to product development expenses.

As of December 31, 2020, total operating expenses consist of advertising and marketing at $500.00, and general and administrative expenses (G&A) at $30,560. G&A expenses are made up of payroll expenses at $8,459, contractors/outside services at $8200, web hosting services at $5,842 travel expenses at $1,316, legal and professional at $2,398, and the remainder in miscellaneous office expenses like repair and maintenance, bank charges, and supplies ... etc.

The Company's investment in developing its platform to be ready for its target market and audience caused the company to incur a total loss of $41,949 as of December 31, 2020.

In 2021, the Company spent approximately $60,000 on promotion and advertising targeting prospective users and investors. the Company also paid approximately $25,000 worth of fees to various service providers in connection with a prior crowdfunding offering.

Historical results and cash flows:

The Company had an accumulated deficit of $235,204.00 and cash in the amount of $3,066.00 as of December 31, 2020. The Company has been supported by its founders since its inception and intends to continue raising additional funds through equity financing. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2020, cash used in operating activities went down to $30,501 as of December 31, 2020, from $38,077 as of December 31, 2019, The decrease in cash used in operating activities was mainly due to an increase in accrued interest on loan payable. In 2021, significant development work was conducted on the Company's website with funding from the 2021 crowdfunding raise. The Company completed Phase 1 of its educational platform and will continue to move toward completing Phase II in early 2022. Additionally, we continue to add users to AgWiki although we have not conducted a formal launch of the platform to the global agricultural community. Our user base represents farmers and agricultural specialists in 21 countries.

Financing Activities

As of December 31, 2020, cash provided by financing activities decreased to $33,000 from $35,000 in 2019. The decrease in cash provided by financing activities in 2020 was mainly due to the company borrowing less in 2020. The Company conducted, in 2020-2021, another offering pursuant to Regulation Crowdfunding, in which the Company raised $121,853.39.

From October 29, 2020, to December 31, 2020, the Company entered into two loan agreements with Mr. John M. LaRose Sr. one of the founders, in the total aggregate amount of $7,000. The $2,000 loan bears an interest rate of 8% and the $5,000 loan bears an interest rate of 6%. The repayment of the loans is on-demand 12 months from the issuance date of each loan agreement, and if not paid, interest shall become part of the principal.

These loans make a total of $203,850.47 cash loans made to AgWiki Incorporated. In totality, from 2015 to December 31, 2021, the Company has accumulated a total of $40,758.50 unpaid interest that has been converted to the principal, for a total debt of $244,608.97 as of December 31, 2021.

Liquidity and Capital Resources

From December 29, 2015, through May 2, 2016, the company entered into 3 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $ 71,350. The loans bear an interest rate of 4% per annual and the repayment of the loans is on-demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal.

From June 1, 2016, through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annual and the repayment of the loans is on-demand 4 years after the issuance date of each loan agreement. and if not paid, interest shall become part of the principal.

From January 23, 2020, through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annual and the repayment of the loans is on-demand 12 months from the issuance date of each loan agreement. and if not paid, interest shall become part of the principal

As of December 31, 2020, and December 31, 2019, the outstanding balance of these loans to Mr. John M. LaRose Sr. is in the amount of $203,850 and $170,850, out of which $73,533 and $46,658 is classified as the current portion while the rest is the non-current portion, Accrued interest on the notes is in the amount of $30,509 and $19,120, as of December 31, 2020, and 2019 respectively and it is classified as a current liability.

The company currently has on hand $3,066 for operating expenses.

The crowdfunding funds are vital to the timely growth of AgWiki.com but are not critical to the financial maintenance of AgWiki, Inc. Based on management experience, nearly ninety percent of the companies near-term growth upside is dependent on acquiring outside funding.

AgWiki needs additional funding, beyond our current monthly investment in maintenance. in order to drive growth in the company. This growth is primarily related to an increase in users enrolling on the site, which is directly tied to funding that will allow for marketing and further development of the tools on AgWiki.

Though AgWiki is currently an operating entity online, it is somewhat in a stealth mode until funds are available to raise awareness to our potential} users around the globe. An increase in operating funds will be used for marketing and further IT/development of AgWiki. Development will be an ongoing and increasing cost to AgWiki as growth occurs.

Any crowdfunding monies are vital to the timely growth of AgWik.com but are not critical to the continued financial maintenance of AgWiki, Inc.

The goal is that with outside investment. personal funding will not be required but will be available if needed.

The minimum is $10,000.00 If only the minimum dollar amount is raised using Crowdfunding, AgWiki will continue to operate with limited growth potential for 2 to 3 months.

Hitting the maximum of $413,146.00 would allow AgWiki to budget dollars over 6 to 12 months for marketing and site development that would correspondingly drive growth. With the global market opportunity that exists for the company, funding has an immediate impact on reach and user growth.

The present stockholders will continue to fund AgWiki, Inc., and company leadership will continue to seek outside investors and partnerships.

> **Instructions:**
>
> The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

Financial Information

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Please reference the attached appendix document "Financial Attestation"

Stakeholder Eligibility

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

in connection with the purchase or sale of any security?:	No
involving the making of any false filing with the Commission?:	No
arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?:	No

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

at the time of the filing of this offering statement bars the person from:

association with an entity regulated by such commission, authority, agency or officer?:	No
engaging in the business of securities, insurance or banking?:	No

banking?:

engaging in savings association or credit union activities?:

No

constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?:

No

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement::

suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?:

No

places limitations on the activities, functions or operations of such person?:

No

bars such person from being associated with any entity or from participating in the offering of any penny stock?:

No

Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?:

No

Section 5 of the Securities Act?:   No

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?:

No

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?:

No

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?:

No

Note:

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

Instructions:

Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include::

    1. any other material information presented to investors; and

    2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

Indebtedness

Creditor: Mr. John M. LaRose Sr
Relationship to Company: Director and Officer

Amount Owed: $71,350.00 Interest Rate: 4.0%

From December 29, 2015, through May 2, 2016, the company entered into 3 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $71,350. The loans bear an interest rate of 4% per annum and the repayment of the loans is on-demand 3 years after the issuance date of each loan agreement. Interest is due annually, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $71,350.

Creditor: Mr. John M. LaRose Sr.
Relationship to Company: Director and Officer

Amount Owed: $99,500.00 Interest Rate: 8.0%

From June 1, 2016, through January 22, 2019, the company entered into 22 loan agreements with Mr. John M. La Rose Sr., one of its founders, in the total aggregate amount of $99,500. The loans bear an interest rate of 8% per annum and the repayment of the loans is on-demand 4 years after the issuance date of each loan agreement, and if not paid, interest shall become part of the principal. The outstanding balance of this loan as of today, December 9, 2020, is in the amount of $99,500.

Creditor: Mr. John M. LaRose Sr.
Relationship to Company: Director and Officer

Amount Owed: $33,000.00 Interest Rate: 8.0%

From January 23, 2020, through October 29, 2020, the company entered into 13 loan agreements with Mr. John M. LaRose Sr., one of its founders, in the total aggregate amount of $33,000. The loans bear an interest rate of 8% per annul and the repayment of the loans is on-demand 12 months from the issuance date of each loan agreement, and if not paid, interest shall become part of the principal.

All notes will be extended at original interest rates. When financial resources become available, loans will be resolved. Financial resources will begin to be generated by the beginning of the 4th quarter 2022. Specifically, those funds will come from user fees and advertisers. The site will currently support advertisers, however, our ability to collect user fees is not currently a fully tested function.

Indebtedness
All notes will be extended at original interest rates. When financial resources become available, loans will be resolved. Financial resources will begin to be generated by the beginning of the 4th quarter of 2022. Specifically, those funds will come from user fees and advertisers. The site will

currently support advertisers, however, our ability to collect user fees is not currently a fully tested function. (see other related information in question 24)

VIDEO TRANSCRIPT

Approximately 28% of the people employed across the globe work in agriculture. So why is it ... that with a workforce that big ... and countless resources ... that more than 815 million people are malnourished throughout the world. Why is it that hunger is the leading cause of death globally?

We believe the answer is simple: When farmers and ranchers and backyard gardeners need answers to help them grow sustainable, abundant, and nutritious food, there isn't a preferred place to tum where they can engage each other and experts in the field.

What American farmers know about how to raise wheat more efficiently could help an African farmer turn the 5-bushel crop that he uses to feed his family into a larger harvest that he can use to turn a profit and put back into his local economy.

What farmers in India know about raising corn in drought conditions could help American farmers conserve water without compromising their efficiency.

So, with an increase in climate issues, more disease, and heightening awareness of how what we eat affects our health, shouldn't those involved in agriculture have a central place to go when they need answers?

What AgWiki is really about is helping farmers find better ways to feed the world. It's for helping sustenance farmers feed 3 families instead of one. It's about finding a way to make the 700+ million people who go to bed hungry every night less hungry and more nourished.

Around 1 billion people work in agriculture globally every year. Our aim is to connect these people in a movement to build a better community around agriculture. From the family who just planted their first tomato plant to the 5-hectare family in Pakistan to the 10,000-acre crop farmer in Brazil or Kansas. Every single one of them has a challenge. And AgWiki will bring together the people who have the solutions to those challenges.

Feeding the world is a HUGE undertaking with countless obstacles. But we have the knowledge and the resources and the people to do it. AgWiki will bring all of these people together to help get it done.

We're helping every farmer overcome crop disease by connecting them with researchers. We're helping every rancher grow healthier protein by connecting them with nutritionists who have conducted research and know-how to help. We're solving world food problems ... socially. And we're offering you the opportunity to join us in accomplishing all of this. Invest in AgWiki today.

Instructions:

If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than::

May 2nd 2022

33. Once posted, the annual report may be found on the issuer's website at:

https://www.sec.gov/Archives/edgar/data/1835500/000166516021001081/form_car.pdf